As filed with the U.S. Securities and Exchange Commission on December 12, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE MEXICO EQUITY AND INCOME FUND, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

592834105
(CUSIP Number of Class of Securities)

Phillip Goldstein
Chairman
The Mexico Equity and Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202
(877) 785-0376

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Thomas R. Westle
Blank Rome LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 885-5239

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$38,287,929(a)	$4,969.77(b)

(a)           The transaction valuation is estimated solely for purposes of calculating the filing fee.  The estimated amount is based upon the offer to purchase up to 3,361,539 shares of common stock of The Mexico Equity and Income Fund, Inc. at an estimated  price of $11.39 per share (98% the net asset value per share at December 9, 2019).

(b)           Calculated as 100% of the estimated Transaction Valuation.

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]           third-party tender offer subject to Rule 14d-1.
[X]           Issuer tender offer subject to Rule 13e-4.
[_]           going-private transaction subject to Rule 13e-3.
[_]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Mexico Equity and Income Fund, Inc. (the “Fund”), a Maryland corporation, to purchase for cash up to 3,361,539 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated December 12, 2019, and the related Letter of Transmittal, which are filed as exhibits to this Issuer Tender Offer Statement on Schedule TO. In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares (approximately 103,432 shares) without amending or extending the offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 12, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Stockholders.
(a)(1)(vi)	Press Release, dated December 12, 2019.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Mexico Equity and Income Fund, Inc.

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Title:	Chairman

Dated: December 12, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Exhibit No. In Filing

(a)(1)(i)	Offer to Purchase, dated December 12, 2019	99.(a)(1)(i)

(a)(1)(ii)	Letter of Transmittal	99.(a)(1)(ii)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iii)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iv)

(a)(1)(v)	Letter to Stockholders	99.(a)(1)(v)

(a)(1)(vi)	Press Release, dated December 12, 2019	99.(a)(1)(vi)